

03014236

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AB 3/6/03

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48683

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/02___ AND ENDING ___12/31/02___
                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Standish Fund Distributors, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___One Boston Place___
(No. and Street)

___Boston___   ___MA___   ___02108___
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
___Jeffrey J. Vaz___   ___617-248-6168___
                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___KPMG LLP___

(Name – *if individual, state last, first, middle name*)

___99 High Street___   ___Boston___   ___MA___   ___02110___
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

SEC MAIL RECEIVED MAR 0 3 2003 PROCESSING WASH. D.C. SECTION

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

PROCESSED
MAR 2 1 2003
THOMSON FINANCIAL

OATH OR AFFIRMATION

I, __Jeffrey J. Vaz_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

____Standish Fund Distributors, L.P._____, as of _____12/31_____, 20__02__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None
_____

_____

JOHNETTE G. ROSENBERGER
Notary Public
Commonwealth of Massachusetts
My Commission Expires
March 27, 2009

_____
Signature

Vice President & Controller
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STANDISH FUND DISTRIBUTORS, L.P.

Table of Contents



99 High Street
Boston, MA 02110-2371

Telephone 617 988 1000
Fax 617 988 0800

Independent Auditors' Report

The Partners
Standish Fund Distributors, L.P.:

We have audited the accompanying statements of financial condition of Standish Fund Distributors, L.P. (the Partnership) as of December 31, 2002 and 2001, and the related statements of operations, changes in partners' capital, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Standish Fund Distributors, L.P. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules I and II are presented for purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the audit procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

February 17, 2003

KPMG LLP KPMG LLP, a U.S. limited liability partnership, is a member of KPMG International, a Swiss association.

STANDISH FUND DISTRIBUTORS, L. P.

Statements of Financial Condition

December 31, 2002 and 2001

Assets		**2002**	**2001**
Cash and cash equivalents	$	217,149	201,318
Prepaid expenses		72,128	116,474
	$	289,277	317,792
Liabilities and Partners' Capital			
Partners' capital	$	289,277	317,792
	$	289,277	317,792

See accompanying notes to financial statements.

STANDISH FUND DISTRIBUTORS, L. P.

Statements of Operations

Years ended December 31, 2002 and 2001

		2002	2001
Revenue:			
Interest income	$	—	—
Expenses:			
Regulatory fees and expenses		102,333	149,290
Insurance		68,168	45,765
Other		8,014	13,582
Total expenses		178,515	208,637
Net loss	$	(178,515)	(208,637)

See accompanying notes to financial statements.

STANDISH FUND DISTRIBUTORS, L. P.

Statements of Changes in Partners' Capital

Years ended December 31, 2002 and 2001

		General partner	Limited partner	Total
Balance at December 31, 2000	$	326,429	—	326,429
Capital contributions		200,000	—	200,000
Net loss for the year		(208,637)	—	(208,637)
Balance at December 31, 2001		317,792	—	317,792
Capital contributions		150,000	—	150,000
Net loss for the year		(178,515)	—	(178,515)
Balance at December 31, 2002	$	289,277	—	289,277

See accompanying notes to financial statements.

STANDISH FUND DISTRIBUTORS, L. P.

Statements of Cash Flows

Years ended December 31, 2002 and 2001

	2002	2001
Cash flows from operating activities:		
Net loss	$ (178,515)	(208,637)
Adjustments to reconcile net loss to net cash used by operating activities:		
Decrease in prepaid expenses	44,346	26,714
Increase in due to general partner	—	(25,346)
Total adjustments	44,346	1,368
Net cash used by operating activities	(134,169)	(207,269)
Cash flows from financing activities:		
Capital contributions by general partner	150,000	200,000
Net cash provided by financing activities	150,000	200,000
Net increase (decrease) in cash and cash equivalents	15,831	(7,269)
Cash and cash equivalents, beginning of year	201,318	208,587
Cash and cash equivalents, end of year	$ 217,149	201,318

See accompanying notes to financial statements.

(1) Organization and Nature of Business

The Partnership was organized under the laws of the State of Delaware on September 25, 1995. Its purpose is to act as the distributor for a series of no-load mutual funds sponsored by Standish Mellon Asset Management (SMAM) (formerly Standish, Ayer & Wood, Inc.). Its qualification as a registered broker/dealer became effective February 16, 1996.

(2) Summary of Significant Accounting Policies

(a) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(b) Income Taxes

Federal and state income taxes are not payable or provided for by the Partnership, as individual partners are liable for income taxes on their distributive share of Partnership taxable income.

(c) Cash Equivalents

For purposes of the statements of cash flows, the Partnership considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

(d) Expenses

Expenses include those directly related to the Company's wholesale broker-dealer and distribution activities. No allocations are made by SMAM for overhead, administrative services, rent, or compensation paid to an employee of the Partnership whose primary duties do not relate to distribution activities.

(3) Related Party

The general partner, SMAM is affiliated with the mutual funds which are distributed by the Partnership. The limited partner is also a shareholder and officer of SMAM with a 0.1% interest in the profits and losses of the Partnership. In accordance with the Limited Partnership agreement, at no such time will net losses of the Partnership be allocated to a partner, causing that partner's capital account balance to be negative.

(Continued)

(4) Net Capital Requirement

Under Rule 15c3-1 of the Securities and Exchange Commission, the Partnership is required to maintain net capital of the greater of 6-2/3% of aggregate indebtedness, or $25,000. Since inception, the Partnership has experienced operating losses which required capital infusions by the General Partner. The Partnership's ability to fund its operations is dependent upon the continuing commitment of the General Partner to provide financial support. Presently, management of the General Partner intends to continue to provide financial support to the Partnership. At December 31, 2002, the Partnership had net capital of $217,149, $192,149 in excess of required net capital, computed in accordance with the rules of the Commission. The Partnership's ratio of aggregate indebtedness to net capital was 0.0 to 1 at December 31, 2002 as it had no indebtedness.

(5) Concentration of Credit Risk

The Company maintains cash deposits in one bank. The deposits at the bank are insured by the Federal Deposit Insurance Corporation, up to $100,000. As of December 31, 2002, the uninsured portion of such deposits aggregated approximately $117,149.

STANDISH FUND DISTRIBUTORS, L. P.

Supplementary Information

Computation of Net Capital and Basic Net Capital Requirements

December 31, 2002

Computation of Net Capital

Total partners' capital qualified for net capital	$	289,277
Nonallowable assets:		
Prepaid expenses		72,128
Net capital	$	217,149
Aggregate indebtedness	$	—

Computation of Basic Net Capital Requirements

Minimum net capital required (6-2/3% of aggregate indebtedness, not less than $25,000)	$	25,000
Excess net capital over requirement	$	192,149
Excess net capital at 1500%	$	217,149
Excess net capital at 1000%	$	217,149
Ratio of aggregate indebtedness to net capital		0.00 to 1

There are not material differences from the above computations and the Partnership's corresponding unaudited Part II-A filing of December 31, 2002.

See accompanying independent auditors' report.

STANDISH FUND DISTRIBUTORS, L. P.

Supplementary Information

Exemptive Provision Under Rule 15c3-3
of the Securities and Exchange Commission

December 31, 2002

Computation for determination of reserve requirements and information relating to possession or control requirements under rule 15c3-3 of the Securities and Exchange Commission is not required as the Partnership operates pursuant to the exemption provisions of (k)(2)(i) under rule 15c3-3 of the Securities Act of 1934.

See accompanying independent auditors' report.



99 High Street
Boston, MA 02110-2371

Telephone 617 988 1000
Fax 617 988 0800

Supplemental Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Partners of
Standish Fund Distributors, L.P.:

In planning and performing our audit of the financial statements and supplemental schedules of Standish Fund Distributors, L.P. (the Partnership) for the year ended December 31, 2002, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Partnership that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. Since the Partnership does not carry securities accounts for customers or perform custodial functions related to customer securities, we did not review the practices and procedures followed by the Partnership in making quarterly securities examinations, counts verifications and comparisons; recordation of differences required by rule 17a-13; and complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Partnership is responsible for establishing and maintaining internal control and practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and related practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public

10


KPMG LLP. KPMG LLP, a U.S. limited liability partnership, is
a member of KPMG International, a Swiss association.

KPMG

Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that error or irregularities in amounts that would be material in relation to the basic financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand the practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and state and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and should not be used for any other purpose.

KPMG LLP

February 17, 2003